Exhibit 99.1

Pembina Pipeline Corporation Receives Approvals for North East British Columbia Expansion

CALGARY, Jan. 5, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) has received regulatory approval for and initiated construction on its previously announced $235 million expansion of its pipeline infrastructure in northeast British Columbia ("B.C.") (the "NEBC Expansion" or "the Project").

"With regulatory sanctioning of the NEBC Expansion, we have secured approvals for the majority of the projects within our conventional pipelines business," said Paul Murphy, Pembina Senior Vice President, Pipelines & Crude Oil Facilities. "The NEBC Expansion strengthens Pembina's presence within the prolific geology of northeast B.C. and is located in close proximity to a variety of area producers who may have future transportation needs."

The Project entails the construction of approximately 145 kilometres of 12-inch diametre pipeline with a base design capacity of up to 75,000 barrels per day that will parallel much of the existing Blueberry pipeline system northwest of Taylor, B.C. to the Highway/Blair Creek area of B.C. The NEBC Expansion will provide a conduit for natural gas liquids and condensate produced in the liquids-rich Montney resource play to access the Company's downstream pipeline systems that feed into markets in the Edmonton and Fort Saskatchewan, Alberta area. Pembina anticipates bringing the NEBC Expansion on-stream in late 2017.

Customer Update

As disclosed earlier this year, one of Pembina's customers at its Resthaven gas processing facility filed for receivership. Through the receivership process, Pembina continued to provide gas processing services, while a trustee was engaged as receiver to sell the customer's assets. The receiver has finalized a purchase and sale agreement with a privately held corporation. As part of this purchase and sale agreement, Pembina expects that all previously executed agreements with Pembina will be assigned and fully assumed without any modifications. The receiver expects to close the transaction in the first quarter of 2017.

"The approval of our NEBC Expansion and impending resolution to this receivership are a great start to 2017," said Mick Dilger, Pembina's President and Chief Executive Officer. "We are looking forward to the year ahead and the transformation it will bring for our Company and our shareholders as we bring the bulk of our assets under construction into service and start generating associated cash flows."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: expansions of and additions to Pembina's business and asset base; timing and expected capacity of growth projects; growth and growth potential; anticipated business integration and the benefits thereof. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: that third parties will provide any required support;  that third parties will fulfill their obligations under current and future agreements; that there are no unanticipated changes to the regulatory or commercial environment; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for fractionation and transportation services; future levels of oil and natural gas development; and potential revenue and cash flow enhancement; future cash flows.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the failure of third parties to fulfill their obligations under current or future agreements; the inability of Pembina to secure any required third party support; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Hayley McKenzie or Ian McAvity, Investor Relations, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com; Media Inquiries: Victoria Person, Supervisor, External Communications, (403) 231-7500, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 17:56e 05-JAN-17